                                                                       Exhibit 1
                               [LOGO OF BID.COM]


                          Bid.Com International Inc.

                              3rd Quarter Report

                                     2000

                         6725 Airport Road, Suite 201
                         Mississauga, Ontario L4V 1V2
                     Tel: 905-672-7467 / Fax: 905-672-5705
                                 www.bid.com
                           (Nasdaq: BIDS, TSE: BII)

Dear Shareholder,

This past quarter marked an important milestone in the evolution of Bid.Com. As evidenced by our growing customer base and improved financial position, Bid.Com is well positioned for long-term success.

Gross revenue in the third quarter 2000 totaled $1.7 million compared to $3.0 million in the second quarter of 2000 and $8.3 million in the third quarter of 1999. The decline in revenues reflects the ongoing implementation of Bid.Com's previously announced exit from the business-to-consumer arena. Effective October 24, 2000, a key phase of this transition was completed with the closing of Bid.Com's online retail operations.

During the third quarter, Bid.Com entered into agreements with 14 new business customers. These agreements typically vary in duration from one to three years. Bid.Com expects that revenues associated with these agreements will begin to be realized in the fourth quarter of 2000. In its business-to-business model, Bid.Com typically recognizes revenues through implementation fees, monthly hosting fees, and a percentage share of transactions. New customers signed in the quarter included News International, Marine Max, Stereo Advantage, and iVenus.

As a result of our business-to-business focus, a new metric has been introduced to gauge Bid.Com's success in the B2B sector. The new metric, "contract value", represents contractually committed revenues expected to be earned over the course of the underlying agreement, subject to normal business risks. Contractually committed revenues includes initial consulting and implementation fees, and monthly hosting fees. Contract value does not include any share of transactions that Bid.Com will receive as a result of its customers' on-line sales activities.

In addition to its gross revenues of $1.7 million, Bid.Com generated $1.3 million in new contract value in the third quarter. When added to its existing deferred revenues of $3.1 million, Bid.Com has developed a cumulative contract value of $4.4 million.

Including all non-operational items, Bid.Com reported net income for the quarter of $11.3 million or $0.21 per basic share. Excluding non-operational items, the net loss was $6.0 million, or $0.11 per basic share. This compares to a net loss of $7.1 million, or $0.13 per basic share, for the second quarter of 2000 and a net loss of $5.0 million, or $0.10 per basic share, for the same period in 1999.

During the quarter, Bid.Com experienced a number of non-operational items that warrant highlighting:
         . We realized an accounting gain $20.7 million on the disposition of our of investment in Quack.com. In exchange for our shares in Quick.com, we received shares in America Online (AOL), which have been valued with an appropriate discount factor.
         . We recorded an adjustment of $573,000 2000. to reflect the market value of AOL shares at September 30, 2000
         . To reflect the volatility of recent market conditions, impairment special provision for strategic we investments. recorded a $2.9 million

Our working capital position at the end of the quarter was $24.6 million with $24.3 million available in cash and marketable securities. Our overall cash burn rate improved $600,000 over the previous quarter.

The third quarter was a watershed for Bid.Com. Without any dilution to shareholder value, we significantly improved our liquidity as a result of the sale of our equity stake in Quack.Com. As our customer base grows and operational performance continues to improve, we believe that Bid.Com will become cash flow positive before the end of 2001.

Yours truly,

/s/ Jeff Lymburner
Jeff Lymburner, President and CEO
November 23, 2000

================================================================================
                          Bid.Com International Inc.
                     Consolidated Statement of Operations
(expressed in thousands of Canadian dollars, except per share amounts)
                          (Canadian GAAP, Unaudited)
--------------------------------------------------------------------------------

                                    -------------------------------------------------------------------------------------------
                                               Three Months Ended                                   Nine Months Ended
                                    -------------------------------------------------------------------------------------------
                                                  September 30                                         September 30
                                    -------------------------------------------------------------------------------------------
                                       2000           *2000      1999                    2000           *2000        1999
                                    -------------------------------------------------------------------------------------------
                                                    (in US$)                                             (in US$)
                                    -------------------------------------------------------------------------------------------
Gross revenue                       $  1,669          $  1,107   $ 8,330                $ 11,275        $  7,482       $ 19,595
Customer acquisition costs/(A)/            -                 -         -                    (157)           (104)             -
                                    -------------------------------------------------------------------------------------------
Net revenue                            1,669             1,107     8,330                  11,118           7,378         19,595
                                    -------------------------------------------------------------------------------------------

Direct expenses                     $  1,392          $    924   $ 6,377                $ 11,164        $  7,407       $ 15,886
General and administrative/(B)/        5,436             3,607     3,205                  14,067           9,334          8,481
Advertising and promotion/(B)/           367               244     3,408                   4,936           3,275          6,681
Software development
    and technology expense/(B)/          260               173       273                     985             654            750
Depreciation and amortization            270               179       245                     760             504            425
Interest income                          (77)              (51)     (168)                   (382)           (253)          (531)
                                    -------------------------------------------------------------------------------------------
                                       7,648             5,076    13,340                  31,530          20,921         31,692
                                    -------------------------------------------------------------------------------------------
                                    -------------------------------------------------------------------------------------------
Loss from Operations                $ (5,979)         $ (3,969)  $(5,010)               $(20,412)       $(13,543)      $(12,097)
                                    ===========================================================================================

Gain on disposal of
    strategic investments           $ 20,697          $ 13,734                          $ 20,697        $ 13,734
Provison for impaired
    strategic investments             (2,865)           (1,901)                           (3,295)         (2,186)
Revaluation of marketable
    securities                          (573)             (380)                             (573)           (380)
                                    -------------------------------------------------------------------------------------------
                                    $ 17,259          $ 11,453         -                $ 16,829        $ 11,168       $      -
                                    -------------------------------------------------------------------------------------------
                                    -------------------------------------------------------------------------------------------
Net Income/(Loss)                   $ 11,280          $  7,484   $(5,010)               $ (3,583)       $ (2,375)      $(12,097)
                                    ===========================================================================================
Earnings/(Loss) per
    basic share                     $   0.21          $   0.14   $ (0.10)               $  (0.07)       $  (0.04)      $  (0.25)
                                    ===========================================================================================
Weighted average
    common shares                     54,360            54,360    50,111                  53,493          53,493         48,066
===============================================================================================================================


                                                          September                    September                    December 31
                                    -------------------------------------------------------------------------------------------
    Balance Sheet Data                                         2000                        *2000                           1999
                                    -------------------------------------------------------------------------------------------
                                                         (unaudited)                      (unaudited)               (unaudited)
                                                                                           (in US$)
Cash                                                        $ 2,638                     $  1,750                       $  5,019
Marketable securities                                        21,634                       14,356                         16,478
Other current assets                                          3,822                        2,536                          6,495
Other assets                                                  7,259                        4,817                          8,751
                                    -------------------------------------------------------------------------------------------
Total assets                                                $35,353                     $ 23,459                       $ 36,743
                                    ===========================================================================================

Current Liabilities                                         $ 1,983                     $  1,316                       $  5,504
Short term and long term
    deferred revenue                                          3,121                        2,071                          2,254
Long Term Debt                                                   72                           48
Total shareholders' equity                                   30,177                       20,024                         28,985
                                    -------------------------------------------------------------------------------------------
Total liabilities and
    shareholders' equity                                    $35,353                     $ 23,459                       $36,743
                                    ===========================================================================================

* Translated into US$ at = Cdn$ 1.5070 for convenience.

================================================================================
                          Bid.Com International Inc.
                     Consolidated Statements of Cash Flows
    (expressed in thousands of Canadian dollars, except per share amounts)
                          (Canadian GAAP, Unaudited)
--------------------------------------------------------------------------------

                                                 -----------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH                             Three Months Ended                Nine Months Ended
                                                 -----------------------------------------------------------------
RELATED TO THE FOLLOWING ACTIVITIES                         September 30                      September 30
                                                 -----------------------------------------------------------------
                                                     2000      *2000      1999          2000     *2000      1999
                                                 -----------------------------------------------------------------
                                                               (in US$)                         (in US$)
                                                 -----------------------------------------------------------------
OPERATING
 Net loss for the period                           11,280      7,484    (5,010)       (3,583)   (2,375)  (12,097)
 Item not affecting cash:
  Non-cash customer acquisition costs/(A)/            594        394         -           751       499         -
  Depreciation and amortization                       270        179       245           760       504       425
  Gain on Disposal of Strategic Investments       (20,697)   (13,734)        -       (20,697)  (13,734)        -
  Provision for Impaired Investments                2,865      1,901         -         3,295     2,186         -
  Revaluation of Marketable Securities                573        380         -           573       380         -
  Other non-cash                                        -          -         -           173       115         -
                                                 -----------------------------------------------------------------
                                                   (5,115)    (3,396)   (4,765)      (18,728)  (12,425)  (11,672)

 Change in long term deferred revenue                (345)      (229)      361           319       212       361
 Change in non-cash operating working
  capital items/(B)/                                  321        213        80          (361)     (240)   (3,918)
                                                 -----------------------------------------------------------------
                                                   (5,139)    (3,412)   (4,324)      (18,770)  (12,453)  (15,229)
                                                 -----------------------------------------------------------------

INVESTING
 Purchase of capital assets                          (618)      (410)     (100)         (932)     (619)     (454)
 Purchase of strategic investments                   (218)      (145)        -        (2,546)   (1,690)        -
 Acquisition of intangible assets                    (255)      (169)     (528)         (562)     (373)     (574)
 Marketable securities/(B)/                          (100)       (65)    5,025        16,189    10,742    (3,113)
                                                 -----------------------------------------------------------------
                                                   (1,191)      (789)    4,397        12,149     8,060    (4,141)
                                                 -----------------------------------------------------------------
FINANCING
 Capital Lease Obligation                             133         88         -           133        88         -
 Issuance of common shares (net of expenses)          (58)       (38)    1,165         4,107     2,725    12,293
 Issuance of special warrants (net of expenses)         -          -    16,047             -         -    16,047
 Special warrants receivable                            -          -         -             -         -     2,311
                                                 -----------------------------------------------------------------
                                                       75         50    17,212         4,240     2,813    30,651
                                                 -----------------------------------------------------------------

Net cash inflow (outflow) during the period        (6,255)    (4,151)   17,285        (2,381)   (1,580)   11,281

CASH, BEGINNING OF PERIOD                           8,893      5,901     3,788         5,019     3,330     9,792

------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                 2,638      1,750    21,073         2,638     1,750    21,073
==================================================================================================================

(A) These costs reflect non-cash expenses incurred by Bid.Com in association with the attainment of certain B2B contracts.

(B) Certain prior period amounts have been reclassified to conform to the current period presentation.

(C) As of September 30, 2000 stockholders equity included (i) 54,568,468 common shares, (ii) 4,273,197 options to Directors, Officers and Employees convertible into 4,273,197 common shares, and (iii) 3,425,462 share purchase warrants exercisable into 3,425,462 common shares.

* Translated into US$ at = Cdn$ 1.5070 for convenience

--------------------------------------------------------------------------------------------------------
DIRECTORS                             OFFICERS                            Registrar & Transfer Agent
                                                                          CIBC Mellon Trust Company
Pat Bourke (2)                        Jeffrey Lymburner                   PO Box 70390
Chairman                              CEO and President                   Toronto Station A
                                                                          Toronto, Ontario,
                                                                          Canada M5W 2X5
Jeffrey Lymburner                     Mark Wallace
CEO and President,                    Chief Operating Officer
Bid.Com International Inc.                                                Auditors
                                                                          Deloitte & Touche LLP
                                      Jim Moskos                          Chartered Accountants
T. Christopher Bulger/(1)(2)/         President,                          Toronto, Ontario, Canada
President and CEO,                    Bid.Com Technologies Group
eLab Technology Ventures

                                      Peter Sprukulis                     Lawyers
Duncan Copeland/(3)/                  Senior Vice President, Sales,       Gowling Lafleur Henderson LLP
President,                            Marketing and Business              Toronto, Ontario, Canada
Copeland and Company                  Development
                                                                          Baer Marks & Upham LLP
                                                                          New York, New York USA
Paul Godin/(2)/                       Rob Joynt
Chairman,                             Vice President,
The Art Vault                         Consumer Sales and Marketing        Stock Exchange Listings
                                                                          Toronto Stock Exchange
                                                                          Symbol BII
Jim Moskos                            John Mackie                         Nasdaq
President,                            Vice President, General Counsel     Symbol BIDS
Bid.Com Technologies Group            and Corporate Secretary
Bid.Com International Inc.

                                      David Kirkconnell                   Web Sites
David Pamenter/(3)/                   Vice-President,                     www.bid.com
Partner,                              Human Resources                     www.internetliquidators.com
Gowling Lafleur Henderson LLP                                             www.dutchauction.com

                                      David Pamenter
Charles Walker/(1)/                   Assistant Secretary                 Shares Outstanding
CEO and President,                                                        (September 30, 2000)
Walker Group Inc.                                                         Issued 54,568,468
                                      Aidan Rowsome,                      Fully Diluted 62,267,127
                                      Managing Director, Europe
Ken Sexton/(1)/
Sr. Vice President and CFO,           Hamish Sutherland
Merant plc                            Managing Director,
                                      Australia and Asia Pacific

Howard Koenig/(3)/
Chief Executive Officer
Employeelife.com

(1)  Member of Audit Committee
(2)  Member of the Management
     Resources and Compensation
     Committee
(3)  Member of the Corporate
     Governance Committee

OFFICES

Bid.Com International Inc.            Bid.Com USA, Inc.                   Bid.Com International Limited
6725 Airport Road                     980 Ninth Street, 16th Floor        125 Lower Baggot Street
Suite 201                             Sacramento, California              Dublin 2, Ireland
Mississauga, Ontario                  95814 USA                           Tel: 353-1-639-1135
Canada L4V 1V2                        Tel: 916-449-9531
Tel: 905-672-7467
                                                                          Bid.Com International Pty. Ltd.
                                      Bid.Com USA, Inc.                   Level 50, 101 Collins Street
Bid.Com USA, Inc.                     11 Penn Plaza, Suite 5029           Melbourne, Australia 3000
North Rocky Point Drive               New York, New York                  Tel: 61 (03) 9653-9181
Suite 930                             10001  U.S.A.
Tampa Florida                         Tel: 212-946-2895
33607  USA
Tel: 813-636-8205

Full copies of Bid.Com's Press Releases are available on the Investor Information Section of its website www.bid.com.

This quarterly report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business and licensing businesses, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.